Exhibit 99.1

NOMINATION, SUPPORT AND STANDSTILL AGREEMENT

This Nomination, Support and Standstill Agreement (“Agreement”) is entered into as of April 11, 2018 between Spōk Holdings, Inc., a Delaware corporation (the “Corporation”), and Braeside Investments, LLC, a Texas limited liability company (“Braeside”).

RECITALS

WHEREAS, Braeside serves as the investment manager to certain private pooled investment vehicles and managed accounts (collectively, the “Funds”) over which it exercises voting and dispositive control of securities held by the Funds;

WHEREAS, Braeside is a long-term stockholder, having beneficially owned shares of common stock of the Corporation, par value $0.0001 per share (the “Shares”), since at least December 31, 2011;

WHEREAS, the Board of Directors of the Corporation (the “Board”) has been interested and willing for some time to invite a long-term, significant holder of Shares to add a representative to the Board; and

WHEREAS, Braeside is desirous of having Todd Stein, its co-investment manager (“Mr. Stein”), be nominated for election by the Corporation’s stockholders to serve as a director on the Board.

NOW THEREFORE, in consideration of the above and the representations, warranties and covenants hereinafter set forth, the parties agree as follows:

1.      Nomination of Mr. Stein; Certain Information

A.                Mr. Stein has provided the Corporation with responses to a Director and Officer Questionnaire customarily used for NASDAQ-listed companies and certain biographical information in compliance with Item 401 of Regulation S-K as promulgated by the Securities and Exchange Commission (the “SEC”) (collectively, the “Information”) and has cooperated with a background check.

B.                 Based on the Information the Board has determined that Mr. Stein may serve as an “independent” director of the Corporation in accordance with the rules and listing standards of the NASDAQ National Market and applicable SEC regulations.

C.                The Corporation shall take all necessary action to nominate Mr. Stein for election to the Board at its 2018 Annual Meeting of Stockholders and its 2019 Annual Meeting of Stockholders (collectively, the “Annual Meetings”), and to recommend his election and to support and solicit proxies in the same manner as the other candidates nominated by the Board in the Corporation’s proxy statements for the Annual Meetings.

2.      Representations of Braeside. Braeside represents and warrants to the Corporation as of the date hereof as follows:

A.                Braeside and the Funds are beneficial owners of 1,020,971 Shares, and Braeside has no agreements, understandings or undertakings with any third party to share or delegate disposition or voting control over such Shares, or to transfer, hypothecate or lend such Shares.

B.                The Information is true and correct as to all material facts and does not omit any material fact necessary to make the Information not misleading.

C.                Braeside has the limited liability company power and authority to execute and deliver this Agreement and is the sole investment manager for the Funds. This Agreement and Non-Disclosure Agreement dated as of April 11, 2018 between Braeside and the Corporation (the “NDA”) (i) have been duly and validly authorized by Braeside and constitute legal, valid and binding obligations of Braeside, enforceable in accordance with their respective terms except as may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights and general equitable principles, (ii) do not require the approval of any investors in the Funds or any investor in or member of Braeside, (iii) do not violate any law, order of any court or any governmental agency or regulation or the charter or any organizational document of Braeside or the Funds, or conflict with, result in a breach of or constitute a default under any agreement or instrument by which Braeside or the Funds or any of their respective assets is bound.

3.      Representations of the Corporation. The Corporation represents and warrants to Braeside as of the date hereof that it has the corporate power and authority to execute and deliver this Agreement. This Agreement and the NDA (i) have been duly and validly authorized by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable in accordance with their respective terms except as may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights and general equitable principles, and (ii) do not violate any law, order of any court or any agency or regulation or the certificate of incorporation or bylaws of the Corporation, or conflict with, result in a breach of or constitute a default under any agreement or instrument by which the Corporation or any of its assets or the assets of its subsidiaries are bound.

4.      Support Period Covenants. During the period commencing on the date hereof and ending thirty (30) days prior to expiration of the advance-notice period for the submission by stockholders of director nominations for consideration at the Corporation’s 2020 Annual Meeting of Shareholders as determined by applicable law and set forth in the Corporation’s Bylaws in effect on the date hereof (the “Support Period”):

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A.                Braeside and the Funds shall collectively maintain beneficial ownership of at least 950,873 Shares (constituting approximately 4.75% of the issued and outstanding shares of the Corporation’s common stock as determined within five (5) business days prior to the date hereof) (the “Minimum Ownership Threshold”), provided that if Braeside receives redemption notices from investors in the Funds in accordance with the Funds’ investor agreements or other applicable documentation that would require Braeside to sell some or all of the Shares for liquidity purposes and that would cause Braeside to fall below the Minimum Ownership Threshold, then prior to any such sale Braeside shall offer in writing to sell such Shares to the Corporation on ten (10) business days notice at a price per Share equal to the daily volumetric weighted average closing price per Share as reported by Bloomberg on the NASDAQ National Market on the twenty (20) trading days immediately prior to the date of notice. The Corporation may accept or decline such offer in whole or in part, and if declined at the end of such ten-day period Braeside shall be free to sell such proffered Shares in publicly traded or privately negotiated transactions, subject to applicable securities laws and the Corporation’s policy on insider trading. Should the beneficial ownership of Shares by Braeside and the Funds fall below the Minimum Ownership Threshold, Mr. Stein (or his successor hereunder) shall promptly submit his resignation to the Board which the Board may accept or decline in its sole discretion. Braeside’s offer to sell any Shares to the Corporation shall be subject to customary “big boy” non-reliance representations. Nothing herein shall restrict Braeside from re-balancing or transferring any Shares among the Funds or any Affiliate thereof. The terms “beneficially owns” and “beneficial ownership” for all purposes under this Agreement shall have the meanings set forth in Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

B.                 Braeside may acquire beneficial ownership of Shares, while Mr. Stein (or his successor hereunder) serves on the Board subject to the Corporation’s policies on insider trading and blackout periods applicable to all directors, provided that Braeside and the Funds shall not at any time during the Support Period collectively acquire beneficial ownership of greater than 19.99% of the Corporation’s then issued and outstanding Shares; provided that nothing herein will require Shares to be sold to the extent Braeside and its Affiliates collectively exceed the ownership limit under this Section 4.B as a result of Share repurchases or similar actions by the Corporation that reduces the number of outstanding Shares.

C.                 Braeside shall appear in person or by proxy for quorum purposes at the Annual Meetings and any other meeting of stockholders for the Corporation, including any adjournment or postponement thereof, to vote all of the Shares beneficially owned by it and the Funds on the record date for such meeting (i) in favor of all persons nominated by the Board to serve as directors of the Corporation and against any stockholder nominated candidate not endorsed by the Board, (ii) to ratify the appointment of the Corporation’s independent registered public accounting firm, and (iii) in accordance with the Board’s recommendation with respect to the Corporation’s “say-on-pay” proposal and equity compensation plans and any amendments thereto, provided that with respect to any extraordinary matter, including any merger, acquisition, recapitalization, restructuring, financing, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Corporation or its subsidiaries which requires a vote of the Corporation’s stockholders, Braeside shall have the right to vote the Shares beneficially owned by it and the Funds in its sole discretion.

D.                Braeside shall amend its Schedule 13D on file with the SEC with respect to the Shares that it and the Funds beneficially own within one (1) business day of execution of this Agreement and shall file a copy of the Agreement and the NDA as exhibits thereto, and shall thereafter update and amend its Schedule 13D with respect to the Shares from time to time as required by Rules 13d-1 and 13d-2 promulgated under the Exchange Act.

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E.                 Upon his election to the Board, Mr. Stein shall endeavor to attend all meetings of the Board during his term(s) and he shall not resign voluntarily except as otherwise contemplated herein. Should Mr. Stein be unable to serve out a term as a director on the Board for personal or health reasons, Braeside may propose Steven McIntyre, Manager of Braeside, to be appointed to the Board to serve as his successor for the reminder of the term in accordance with the Corporation’s Bylaws; provided that if the Board does not appoint Mr. McIntyre promptly following receipt of Braeside’s notice to have Mr. McIntyre appointed and receipt of a customary Director and Officer questionnaire completed by him, this Agreement shall automatically terminate in its entirety and no party shall have any further rights or obligations hereunder.

F.                 Following the election of Mr. Stein to the Board and for so long as he (or his successor) serves on the Board, Mr. Stein (or his successor) shall disclose to the Corporate Secretary of the Corporation any purchases or sales of Shares by him, Braeside or the Funds within one (1) business day of any such transaction to facilitate compliance with the disclosure requirements of Section 16(a) of the Exchange Act and applicable regulations. The Corporation shall treat Mr. Stein (or his successor) the same as the Corporation’s other directors and the Corporate Secretary shall assist Mr. Stein or his successor, at the Corporation’s expense, relating to filing with the SEC of Forms 3, 4 and 5 under Section 16(a) of the Exchange Act with respect to equity compensation grants for service as a director of the Corporation.

5.      Standstill Covenants.

A.                Except as contemplated otherwise in this Agreement, at all times during the Support Period and whether or not Mr. Stein or his successor remains on the Board, Braeside shall not and shall not cause the Funds or any of their respective Affiliates and Associates to:

(i)	solicit, or participate in any solicitation of proxies (as such term is defined in Rule 14a-1 promulgated under the Exchange Act) with respect to any Shares or become a participant in any election contest relating to the election of directors of the Board;
(ii)	propose or otherwise solicit stockholders of the Corporation for the approval of one or more stockholder proposals (whether made pursuant to Rule 14a-8 under the Exchange Act or otherwise) or attempt to call a special meeting of stockholders of the Corporation;
(iii)	grant any proxies with respect to, or deposit any Shares in a voting trust or similar arrangement through which Braeside has foregone its right to vote the Shares;
(iv)	take any action to form, join or in any way participate in any partnership, limited partnership, syndicate or other group (as such term is contemplated in Rule 13d-5 promulgated under the Exchange Act) with respect to the Shares (other than a group formed with an Affiliate of Braeside) or otherwise act in concert with any person or entity for the purpose of circumventing the provisions or purposes of this Agreement;
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(v)	seek or solicit support for (whether publicly or privately), any written consent of stockholders of the Corporation;
(vi)	encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person or entity with respect to the giving or withholding of any proxy vote at the Annual Meetings;
(vii)	otherwise act in concert with any person or entity to seek to control or direct the management, Board (or any individual members thereof), stockholders or policies of the Corporation;
(viii)	finance or offer to provide financing for an attempt by any person or entity to engage in any of the activities or actions prohibited or restricted by the terms of this Agreement; or
(ix)	announce an intention to do, solicit, assist, prompt, induce or attempt to induce others to do, any of the actions restricted or prohibited under subparagraphs (i) through (ix) above.

B.                 Notwithstanding anything contained in this Agreement to the contrary:

(i)	Nothing in this Agreement shall prohibit or restrict Braeside from (1) communicating privately with the Board or any of the Corporation’s officers regarding any matter in a manner that does not otherwise violate this Section 5, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (2) communicating privately with stockholders of the Corporation and others in a manner that does not otherwise violate this Section 5, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (3) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over Braeside or any of its Affiliates or Associates, (4) communicating with its investors so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, or (5) trading freely in the securities and derivatives of the Corporation in a manner that does not otherwise violate the Corporation’s insider trading and anti-hedging polices or this Agreement.
(ii)	The provisions of this Section 5 shall not limit in any respect the actions of any director of the Corporation in his or her capacity as such, recognizing that such actions are subject to such director’s fiduciary duties to the Corporation and its stockholders (it being understood and agreed that neither Braeside nor any of its Affiliates shall seek to do indirectly through Mr. Stein (or his successor) anything that would be prohibited if done by Braeside or its Affiliates). The provisions of this Section 5 shall also not prevent Braeside from freely voting its Shares (except as otherwise provided in this Agreement) or taking any actions as specifically contemplated in this Agreement.
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(iii)	The provisions of Sections 4 and 5 of this Agreement shall automatically terminate upon the occurrence of a Change of Control transaction (as defined below) involving the Corporation. For purposes of this Agreement, a “Change of Control” transaction shall be deemed to have taken place if (1) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Corporation representing more than 50% of the equity interests and voting power of the Corporation’s then outstanding equity securities or (2) the Corporation enters into a transaction whereby immediately after the consummation of the transaction the Corporation’s stockholders retain less than 50% of the equity interests and voting power of the surviving entity’s then outstanding equity securities or (3) the Corporation enters into a transaction for the sale of all or substantially all of its assets.
6.	Miscellaneous
A.	Specific Enforcement; Special Remedy.

Each of Braeside and the Corporation agree that the other party hereto would be irreparably injured in the event that any provision of the Agreement is breached or not performed. Accordingly, it is agreed that each party shall be entitled to temporary and permanent injunctive relief with respect to each and any breach or purported repudiation of this Agreement by the other and to specifically enforce strict adherence to this Agreement and the terms and provisions hereof against the other in any action instituted in a court of competent jurisdiction, in addition to any other remedy which such aggrieved party may be entitled to obtain. Moreover, in the event of the breach of any of the provisions of this Agreement, timeliness in obtaining relief is of the essence.

B.	Amendments; Waiver.

Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally or in writing, except that any term of this Agreement may be amended by a writing signed by the parties, and the observance of any such term may be waived (either generally or in a particular instance and either retroactively or prospectively) solely in a writing signed by the party against whom such waiver is to be asserted. No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

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C.              Successors and Assigns.

This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties. This Agreement may not be assigned without the prior written consent of the other party hereto.

D.              No Third Party Beneficiaries.

Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person or entity, other than the parties hereto and their respective successors and assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement and any conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns, and for the benefit of no other person or entity.

E.              Counterparts.

This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

F.               Headings.

The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

G.              Governing Law; Choice of Venue.

(a)	This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed within that state.
(b)	Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury and (iv) each of the parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties’ principal place of business or as otherwise provided by applicable law.
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H.	Attorneys’ Fees.

Each party shall be responsible for its own attorneys’ fees and costs with respect to negotiation of, and all matters arising under, this Agreement.

I.	Severability.

If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision in this Agreement.

J.	Interpretation and Construction.

Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

K.	Entire Agreement.

This Agreement and the NDA contains the entire understanding of the parties with respect to the subject matter hereof and thereof.

L.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by e-mail to the e-mail address for a party set forth below; and (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Corporation or the Board:

Spōk Holdings, Inc.

6850 Versar Center, Suite 420

Springfield, Virginia 22151-4148

Attention: President and Chief Executive Officer

Email: to be provided separately

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If to Braeside,

Braeside Investments, LLC

5430 LBJ Freeway, Suite 1555

Dallas, Texas 75240

Attention: Steven McIntyre and Todd Stein

Emails: to be provided separately

M.            Termination.

Unless earlier terminated as provided in this Agreement, upon the expiration of the Support Period in accordance with Section 4, this Agreement shall immediately and automatically terminate in its entirety and no party hereunder shall have any further rights or obligations under this Agreement; provided, however, no party shall be released from any breach of this Agreement that occurred prior to the termination of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

Spōk Holdings, Inc.

By:	/s/ Vincent D. Kelly

By:	/s/ Steven McIntyre
Steven McIntyre
Manager

Acknowledged and agreed as to Section 4.E herein

/s/ Todd Stein
Todd Stein

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